Goldman Sachs Real Estate Finance Trust Inc
200 West Street, New York, New York 10282

Via EDGAR
October 10, 2024
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3010CF/AD8
Washington, DC 20549

Attn:	Pam Long
Ruairi Regan
Peter McPhun
Shannon Menjivar

Re:	Goldman Sachs Real Estate Finance Trust Inc
Amended Registration Statement on Form 10
Filed September 6, 2024
File No. 000-56667
Ladies and Gentlemen:
This letter sets forth the response of Goldman Sachs Real Estate Finance Trust Inc, a Maryland corporation (the “Company”), to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated October 1, 2024, pertaining to the Amended Registration Statement on Form 10 (the “Registration Statement”) that was submitted to the SEC on September 6, 2024. We have included the Staff’s comment below, followed by the Company’s response thereto.
Amended Registration Statement on Form 10
NAV, page 150
1.Please revise your NAV template to identify the primary valuation method and the key assumptions used in the primary valuation method, including the weighted average for each key assumption and a quantitative example of the sensitivity of the estimate to changes in assumptions.
Response: The Company undertakes to revise its NAV template to add the following as requested:
Set forth below is the weighted average of the discount rate, the key assumption used in the discounted cash flow methodology, the primary methodology used in the [Month], 2024 valuation of our investments in commercial loans.

Investment	Discount Rate
Commercial Loans	[__]

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 10, 2024

The investment value sensitivity analysis table presented below shows the estimated impact of a change in market discount rates, up and down 100 basis points, on the fair value of our investments in commercial loans as of [Month], 2024, assuming a static portfolio and constant financing. When evaluating the impact of changes in discount rates, the most likely cash flows are also considered in the analysis, including assumed prepayment dates. The analysis presented assumes that all other factors remain unchanged, the changes listed below would result in the following effects on our investment values.

[Month], 2024
Change in Discount Rates	Projected Increase (Decrease) in Investment Value	Percentage Change in Projected Investment Value
1.00% increase	$[__]	[__]%
1.00% decrease	$[__]	[__]%
We would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact Robert Bergdolt at DLA Piper LLP (US) by email at robert.bergdolt@us.dlapiper.com or by phone at (919) 786-2002 with any questions or additional comments.
Very truly yours,
Goldman Sachs Real Estate Finance Trust Inc

By:	/s/ Mallika Sinha

	Name:	Mallika Sinha
	Title:	Chief Financial Officer

cc:	Robert Bergdolt, Esq., DLA Piper LLP (US)
Laura Sirianni, Esq., DLA Piper LLP (US)